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                           September 16, 2021

       Roberta Brzezinski
       Co-Chief Executive Officer
       Capitalworks Emerging Markets Acquisition Corp
       25 West 39th Street, Suite 700
       New York, NY 10018

                                                        Re: Capitalworks
Emerging Markets Acquisition Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Response dated July
27, 2021
                                                            CIK No. 0001865248

       Dear Ms. Brzezinski:

              We have reviewed your response and amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Response dated July 27, 2021

       Capitalization, page 82

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your amended and restated memorandum and
articles of association qualifies a portion of your redeemable
                                                        Class A ordinary shares
for permanent equity classification in accordance with ASC 480-
                                                        10-S99-3A for the
following reasons:

                                                              Each redeemable
Class A ordinary share is redeemable outside the control of the
                                                            Company. Such
shares will become redeemable either as a result of a business combination or by
passage of time.
 Roberta Brzezinski
FirstName LastNameRoberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
Comapany 16,
September NameCapitalworks
              2021          Emerging Markets Acquisition Corp
September
Page 2    16, 2021 Page 2
FirstName LastName

                The intention is that in all cases the redeemable Class A ordinary shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

                The unit of accounting is the individual share as each share has the right to be redeemed at the holder's option upon a business combination. While the Company's amended and restated memorandum and articles of association stipulates that redemptions will be limited to $5 million in net tangible assets, the Company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A ordinary shareholders, nor does the
              Company control which specific shareholders choose to redeem or not redeem.

         Please revise your Capitalization table to classify all redeemable Class A ordinary shares as temporary equity.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 29, 2021

Cover Page

2. We note your disclosure that you are seeking to acquire a company that may be based in
         China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China.
         Your disclosure should make clear whether these risks could result in a material change in
         your or the target company   s post-combination operations and/or the
value of your
         ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

3. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that
 Roberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
September 16, 2021
Page 3
         the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
4. In your summary of risk factors, disclose the risks that acquiring a company whose corporate structure or whose operations are in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
FirstName LastNameRoberta Brzezinski
       Companies Accountable Act if the PCAOB determines that it cannot inspect or fully
Comapany   NameCapitalworks
       investigate the auditor ofEmerging
                                  a companyMarkets Acquisition
                                              you may target for Corp
                                                                 an initial
business combination,
       and that
September       as a result
           16, 2021   Page 3an exchange may determine to delist your
securities.
FirstName LastName
 Roberta Brzezinski
FirstName LastNameRoberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
Comapany 16,
September NameCapitalworks
              2021          Emerging Markets Acquisition Corp
September
Page 4    16, 2021 Page 4
FirstName LastName
Risk Factors, page 38

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
       You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Pam Howell at (202) 551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Stephen P. Alicanti, Esq.